

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

April 6, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration Shares of beneficial interest, par value $0.01 per share of the following series of PowerShares Exchange-Traded Fund Trust, under the Exchange Act of 1934.

- PowerShares Dow Jones Industrial Average Dividend Portfolio
- PowerShares Insider Sentiment Portfolio
- PowerShares Zacks Mid-Cap Portfolio
- PowerShares Zacks Multi-Asset Income Portfolio
- PowerShares S&P Spin-Off Portfolio
- PowerShares Wilshire Micro-Cap Portfolio
- PowerShares S&P 100® Equal Weight Portfolio
- PowerShares S&P 500® Equal Weight Consumer Discretionary Portfolio
- PowerShares S&P 500® Equal Weight Consumer Staples Portfolio
- PowerShares S&P 500® Equal Weight Energy Portfolio
- PowerShares S&P 500® Equal Weight Portfolio
- PowerShares S&P 500® Equal Weight Financials Portfolio
- PowerShares S&P 500® Equal Weight Health Care Portfolio
- PowerShares S&P 500® Equal Weight Industrials Portfolio
- PowerShares S&P 500® Equal Weight Materials Portfolio
- PowerShares S&P 500® Equal Weight Real Estate Portfolio
- PowerShares S&P 500® Equal Weight Technology Portfolio
- PowerShares S&P 500® Equal Weight Utilities Portfolio
- PowerShares S&P 500® Pure Growth Portfolio
- PowerShares S&P 500® Pure Value Portfolio
- PowerShares S&P 500® Top 50 Portfolio
- PowerShares S&P MidCap 400® Equal Weight Portfolio
- PowerShares S&P MidCap 400® Pure Growth Portfolio
- PowerShares S&P MidCap 400® Pure Value Portfolio
- PowerShares S&P SmallCap 600® Equal Weight Portfolio
- PowerShares S&P SmallCap 600® Pure Growth Portfolio
- PowerShares S&P SmallCap 600® Pure Value Portfolio

Sincerely,

Ben Sawyer